

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Pkwy
Jacksonville, FL 32218

      Re: Cadre Holdings, Inc.
          Amendment No. 4 to Registration Statement on Form S-1
          Filed October 28, 2021
          File No. 333-257849

Dear Mr. Kanders:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Principal Stockholders, page 93

1.   Please provide us with a detailed legal analysis explaining how you determined that the 23,450 of your shares held by Allison Kanders' Roth IRA, the spouse of your Chief Executive Officer, Mr. Warren B. Kanders, and 10,914,381 of your shares held by Maui Holdings, LLC, as to which you disclose Mr. Kanders controls but disclaims beneficial ownership of, are properly excluded from the aggregate number of shares beneficially owned by Mr. Kanders. Alternatively, include these shares in the entries for Mr. Kanders in the Principal Stockholders table and revise your related "controlled company" disclosure throughout your prospectus. Refer to Item 403(a) of Regulation S-K and Exchange Act Rule 13d-3 for guidance. Additionally, please note that Rule 13d-3(a) does not qualify the determination of beneficial ownership with the term "deem" and that

beneficial ownership is not determined based on pecuniary interest. Please revise accordingly.

Exhibits, page II-3

2.   We note counsel's legal opinion filed as Exhibit 5.1 relates to the offering of "of up to 8,214,286 shares… including up to 1,071,429" shares related to the underwriters' overallotment option. We further note you are registering 6,634,616 shares of your common stock. Please provide an updated opinion from counsel that refers to the amount of shares being registered.

     You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert L. Lawrence, Esq.